iPower Inc.

2399 Bateman Avenue

Duarte, CA 91010

May 6, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iPower Inc.
Registration Statement on Form S-1
File No. 333-252629

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 5, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 6, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

iPower Inc.

By: /s/ Chenlong Tan
Name: Chenlong Tan
Title: Chief Executive Officer